NORTHERN LIGHTS ACQUISITION CORP. PREM 14A

Exhibit 107

CALCULATION OF FILING FEE TABLE

Schedule 14A

(Form Type)

Northern Lights Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$185,910,895.02(1)	0.0000927	$17,233.94
Fees Previously Paid	$0		$0
Total Transaction Valuation	$185,910,895.02
Total Fees Due for Filing			$17,233.94
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$17,233.94

(1)	The Proposed Maximum Aggregate Value of Transaction was calculated based on (i) 11,386,139 shares of Class A Common Stock of Northern Lights Acquisition Corp. multiplied by $10.18, which represented the average of the high and low price per share of the Class A Common Stock as of April 11, 2022 on The Nasdaq Stock Market LLC, and (ii) $70,000,000 in cash to be paid in the transaction.